

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Via E-mail
David Wood
Chief Financial Officer
ESSA Pharma Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia, Canada, V5Z 1K5

>   **Re:** **ESSA Pharma Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form 20-F**
>   **Submitted April 7, 2015**
>   **CIK No. 0001633932**

Dear Mr. Wood:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

B. Capitalization and Indebtedness, page 4

1. Please label the table as unaudited.

Equipment, page F-9

2. We acknowledge your response to comment 20. Please revise your disclosure to state that the equipment was not available for use, where you state that they were "not yet in use."

Research and Development Costs, page F-11

3. Refer to your response to comment 22. While IAS 38 permits inclusion of legal fees to register a legal right, it does not permit inclusion of legal fees that were incurred to research the feasibility of obtaining the legal right. Please describe the work performed by your intellectual property counsel that is directly correlated to the advancement of your intellectual property through the research and development phase.

9. Income Taxes, page F-20

4. The revision you describe in your response to comment 26 to change "Expenses not deductible for income tax purposes" to "share-based payments, amortization, and unrealized foreign exchange" does not appear to have been made. Please revise your disclosure on page F-20. Similarly, provide the disclosure you describe in your response to comment 27.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Riccardo Leofanti
        Skadden, Arps, Slate, Meagher & Flom LLP